CONFIDENTIAL TREATMENT REQUESTED

BY 3PAR INC.: 3PAR-0001

September 26, 2007

CERTAIN PORTIONS OF THIS LETTER AND ITS APPENDICES HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Attention:	Barbara C. Jacobs, Assistant Director
Kathleen A. Collins
Patrick M. Gilmore
David L. Orlic

Re:	3PAR Inc.
Registration Statement on Form S-1
Initially filed August 14, 2007
File No. 333-145437
Request for Confidential Treatment

Ladies and Gentlemen:

On behalf of 3PAR Inc. (“3PAR” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated September 17, 2007, relating to 3PAR’s Registration Statement on Form S-1 (File No. 333-145437) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter and the supplemental materials, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

On behalf of 3PAR, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement filed on August 14, 2007). Amendment No. 1 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

Securities and Exchange Commission Re: 3PAR Inc. September 26, 2007 Page 2	CONFIDENTIAL TREATMENT REQUESTED

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with 3PAR’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

General

1.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Section VIII of the March 31, 2001 update to our Current Issues and Rulemaking Projects Outline for additional guidance.

The Company supplementally advises the Staff that in the initial filing of the Registration Statement on Form S-1 the Company included all graphical materials and artwork that it intends to use in its prospectus. To assist the Staff in its review of these materials, the Company supplementally provides additional copies of each of the graphical materials and artwork included in the initial filing under separate cover.

Prospectus Summary, page 1

2.	Please provide supplemental, qualitative or quantitative support for the assertion that you are a “leading” provider.

The Company respectfully submits to the Staff that utility storage is an emerging, next-generation storage architecture that leverages, among other technologies, virtualization, automation and clustering. The Company advises the Staff that it is not aware of the existence of any specific market share data with respect to utility storage and that, to its knowledge, there are no other vendors currently providing utility storage solutions. In addition, the Company is providing to the Staff supplementally under separate cover certain materials supporting these assertions.

3.	With respect to every third-party statement in your prospectus — such as the market data by IDC on page 2 and Gartner on page 56 — please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether all or any of the reports were prepared for you.

In response to the Staff’s comment, set forth below is a table that describes the projections, estimates and assertions disclosed under the heading “Industry Background” in the “Business” section. With respect to each of the identified statements, the Company is providing the name of the reports, analyses or other information that provide the factual basis for such assertion and the location of each such report, analysis or other information in the supporting materials that the Company is providing supplementally to the Staff under separate cover. For the Staff’s convenience, each report is marked so that the Staff may easily locate the relevant data.

Tab	Statement	Support
1.

“IDC, a third-party market research firm, estimates in its November 2006 report “Worldwide Disk Storage Systems 2006-2010 Forecast Update: Steady as She Goes” that the global market for Fibre Channel and iSCSI open storage area networks, or SANs, will be approximately $11.7 billion in 2007. We compete in segments of this market that IDC estimates will be approximately $8.5 billion in 2007.”

See report titled ‘Worldwide Disk Storage Systems 2006-2010 Forecast Update: Steady as She Goes.’
2.

“Gartner, Inc., an information technology research and advisory company, states in its August 2006 report “Magic Quadrant for North American Web Hosting, 2006” that utility computing offerings are the most significant innovations taking place in the Web-hosting services industry.”

See report titled ‘Magic Quadrant for North American Web Hosting, 2006.’
3.

“According to The 451 Group, a technology research company, the ongoing management and support costs associated with traditional enterprise storage systems are often more than two times the initial capital expenditure associated with the procurement of these systems.”

Conversation with The 451 Group; See The 451 Group’s consent dated August 8, 2007.
4.	“According to data published by GlassHouse Technologies, Inc., an independent IT consulting firm, storage utilization rates have been estimated at an average of 25%.”	See article titled ‘Real-world storage utilization: Making better use of existing storage resources is a hot topic with today’s storage managers. Why are the numbers so low? And what’s normal?’

In further response to the Staff’s comment, the Company advises the Staff that none of the above-referenced reports were prepared specifically for the Company. With respect to the statement from The 451 Group, the Company contacted The 451 Group to confirm the information in the statement, based on its independent research. However, the Company did not pay The 451 Group for the

Securities and Exchange Commission Re: 3PAR Inc. September 26, 2007 Page 3	CONFIDENTIAL TREATMENT REQUESTED

statement. The Company further advises the Staff that the Company has obtained the permission of each of the publishers of the information to include such information in the Registration Statement in the manner in which it is disclosed.

Risk Factors, page 7

We have a history of net losses and may never achieve profitability, page 7

4.	You state that you anticipate that you will incur net losses “for at least the next several quarters.” While projections that you will achieve profitability in the near term can be appropriate in a prospectus, if they have a reasonable basis and are presented in the proper format, projections of this sort are not appropriate in the risk factors section. Please revise.

In response to the Staff’s comment, the Company has removed the reference to the Company’s expecting to experience losses for at least the next several quarters.

Our operating results may fluctuate significantly … , page 7

5.	You refer in this section to orders placed by government entities. In the Business section, please provide the description required by Item 101(c)(1)(ix) of Regulation S-K. The sentence appearing in the section under “Government Entities” does not appear responsive to the item.

In response to the Staff’s comment, the Company has revised the discussion of orders placed with our resellers by government end customers under the heading “Customers” in the “Business” section of the prospectus to include a description of the orders that are subject to termination at their election. The revised disclosure appears on page 66 of Amendment No. 1.

We purchase our disk drives, power supplies and certain components for our processor nodes from a limited number of qualified suppliers … , page 10

6.	Please identify the suppliers you refer to here, and provide a discussion of these supply relationships in the Business section. Please also file as exhibits any contracts with suppliers upon which you are substantially dependent.

In response to the Staff’s comments, the Company has identified the suppliers of its disk drives, power supplies, and integrated circuits for its processor nodes in the risk factor appearing on page 10 of Amendment No. 1. The Company has also provided a description of its supply relationships with these suppliers on page 67 of Amendment No. 1 in the “Business” section of the prospectus. With respect to the Staff’s request that the Company file its contracts with these suppliers, the Company has filed its agreement with Xyratex Technology Limited as Exhibit 10.18 to Amendment No. 1. By separate correspondence, the Company has requested confidential treatment for portions of this agreement. The Company supplementally advises the Staff that it does not have any written agreement governing its relationship with Hitachi Global Storage Technologies, and all purchases of disk drives from Hitachi are made on the basis of individual purchase orders. The Company is a party to a written agreement with Renesas Technology Corp., or Renesas, the supplier of the Company’s application-specific integrated circuits, or ASICs, that relates to a future product that is currently still in development. Accordingly, the Company respectfully submits that this agreement is not a material agreement required to be filed with the SEC. The Company’s current purchases of ASICs from Renesas are made on the basis of individual purchase orders. Finally, the Company does not have a formal, written agreement with Power-One Inc. with respect to its purchases of power supplies from Power-One, which purchases are made on the basis of individual purchase orders.

We rely principally on two contract manufacturers … , page 10

7.	Please identify the two contract manufacturers you refer to here, and provide a discussion of these relationships in the Business section. Please also file as exhibits any contracts with these manufacturers upon which you are substantially dependent.

In response to the Staff’s comment, the Company has identified its contract manufacturers in the risk factor appearing on page 11 of Amendment No. 1. The Company has also provided a description of its contract manufacturer relationships on page 67 of Amendment No. 1 in the “Business” section. With respect to the Staff’s request that the Company file its contracts with these suppliers, the Company has filed its agreement with Xyratex Technology Limited as Exhibit 10.18 to Amendment No. 1 and its agreement with Flash Electronics, Inc. as Exhibit 10.19 to Amendment No. 1. By separate correspondence, the Company has requested confidential treatment for portions of each of these agreements.

Securities and Exchange Commission Re: 3PAR Inc. September 26, 2007 Page 4	CONFIDENTIAL TREATMENT REQUESTED

If we fail to manage future growth effectively … , page 13

8.	This risk factor is general, could apply to almost any issuer, and takes the form of a projection as to future growth. Please remove this risk factor, or revise it to discuss the risk of your being unable effectively to manage specific challenges to your future business. In this context, please explain to the reader what you anticipate your specific management challenges to be. Please see Item 503(c) of Regulation S-K.

In response to the Staff’s comment, the Company has substantially rewritten the risk factor to identify Company-specific issues associated with management of growth that could have an adverse effect on the Company. The revised disclosure appears on page 13 of Amendment No. 1.

We may engage in future acquisitions … , page 18

9.	Please revise the caption and the related discussion to state that you may seek to engage in future acquisitions, all or many of which could disrupt your business or have the other effects you describe. Also, in the second sentence, please do not lead your reader to the conclusion that these acquisitions may ultimately strengthen your competitive position.

In response to the Staff’s comment, the Company has revised the caption to the risk factor to more specifically identify the effects of the Company’s engagement in future acquisitions. In addition, the Company has deleted the statement relating to future acquisitions possibly strengthening the Company’s competitive position. The revised disclosure appears on page 18 of Amendment No. 1.

If research analysts publish or establish estimate projections for our business … , page 21

10.	Please consider how this risk factor is duplicative of, or conflicts with, the risk factor regarding analysts appearing farther down the page.

In response to the Staff’s comment, the Company has revised this risk factor to include risks addressed in the risk factor regarding analysts that previously appeared farther down the page, and deleted in its entirety the second risk factor regarding analysts.

Use of Proceeds, page 25

11.	You state that you may use a portion of the proceeds of the offering to repay outstanding indebtedness which appears to have been incurred within the last year. Please disclose the use of the loan proceeds, if other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K. Please also file the underlying loan agreement as an exhibit to your registration statement.

In response to the Staff’s comment, the Company supplementally advises the Staff that the use of the loan proceeds were short-term borrowings used for working capital. The Company has filed the loan agreement as Exhibit 10.20 to Amendment No. 1.

12.	On pages 9 and 16 of the risk factors section, you refer to your operating plan, elements of which apparently include increasing your employee base and making significant investments in research and development. On page 22 of the risk factors section, you describe with some specificity your plans for the proceeds of the offering. It is inappropriate to include more detail on your planned use of proceeds in the risk factors section than in the use of proceeds section. Please revise your use of proceeds section to address with specificity all contemplated uses for the offering proceeds.

The Company supplementally advises the Staff that the Company’s operating plan did not assume completion of this offering. The Company’s operating plan would remain in effect, and the Company would make the described investments in employee hiring and research and development, regardless of whether the offering is completed. As a result, these expenditures are not uses of the proceeds of this offering. The Company intends to fund these expenditures from cash flows from operations and currently available cash resources. Accordingly, incremental cash raised in the offering will be available for working capital and other general corporate purposes as described on page 25 of Amendment No. 1.

Securities and Exchange Commission Re: 3PAR Inc. September 26, 2007 Page 5	CONFIDENTIAL TREATMENT REQUESTED

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

13.	In the first paragraph on page 34, you state that in the first quarter of fiscal 2008, 25% of your revenue was attributable to a single customer. Please supplementally identify this customer.

The Company supplementally advises the Staff that [***] was the customer to which 25% of the Company’s revenue was attributable in the first quarter of fiscal 2008.

Critical Accounting Policies and Estimates, page 37

Stock-Based Compensation, page 39

14.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS 123(R), disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

In response to the Staff’s comment, the Company supplementally advises the Staff that it has not yet determined the range for the proposed initial public offering price. The Company supplementally advises the Staff that, based on discussions between the Company and its underwriters, the Company currently anticipates a price range of [***] in the initial public offering.

At the time that the Company determines the range for the proposed initial public offering price and includes it in the prospectus, the Company will revise its disclosure to include the intrinsic value of all outstanding vested and unvested options as requested by the Staff.

15.	We note in your disclosure your reference to contemporaneous valuations performed by Valuation Research Corporation (VRC). Clarify in your disclosure whether VRC is an unrelated valuation specialist. Additionally, revise your registration statement to include VRC’s consent. Refer to Rule 436(b) of Regulation C.

In response to the Staff’s comment, the Company has revised the disclosure on page 40 as requested and has obtained VRC’s consent and filed it as Exhibit 99.1 to Amendment No. 1.

16.	Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

In response to the Staff’s comment, the Company supplementally advises the Staff that from April 2006 through the date of the filing of the Registration Statement, the Company obtained contemporaneous valuations from VRC, an unrelated valuation specialist. Prior to this time, the Company performed contemporaneous internal valuations utilizing revenue multiples of comparable publicly traded companies. VRC gave us a formal, written opinion of the fair value of the Company’s common stock as of the dates of their reports. The Company did not make any adjustments to the fair value of its common stock set forth in VRC’s opinion for any grants included in the prospectus. The adjustments set forth in VRC’s opinion included the following:

Date of Report	Lack of Marketability Discount
May 1, 2006	20%
June 30, 2006	20%
September 30, 2006	10%
December 31, 2007	10%
March 31, 2007	10%
June 30, 2007	10%

***	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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17.	Please revise to disclose the following information related to issuances of equity instruments granted during the 12 months prior to the most recent balance sheet date included in the filing:

•

Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123(R), those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123(R) and for other equity related issuances not accounted for under APB 25 or SFAS 123(R). In addition, discuss consideration given to alternative factors, methodologies and assumptions; and

In response to the Staff’s comment, the Company supplementally advises the Staff that all options granted during the 12 months ended June 30, 2007 were granted subsequent to its adoption of SFAS 123(R). The value of the underlying common stock was based on independent valuations obtained from an unrelated third-party valuation specialist as noted in our response to comment 16 above. Additionally, the Company refers the Staff to page 40 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus where it has disclosed the various assumptions it used under the Black-Scholes option pricing model to value all options granted since adoption of SFAS 123(R).

•

Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

As indicated in the Company’s response to comment 14 above, the Company supplementally advises the Staff that it has not yet determined the range for the proposed initial public offering price, although based on discussions between the Company and its underwriters, the Company currently anticipates a price range of [***] in the initial public offering.

In response to the Staff’s comments, the Company supplementally provides the following summary of each significant factor contributing to the difference between the anticipated price range in the initial public offering and the fair value determined as of the date of each grant and equity related issuance during the period from July 1, 2006 to August 31, 2007.

Period from July 1, 2006 to August 31, 2007

Grant Date	Number of Shares Granted	Exercise Price	Estimated Fair Value	Intrinsic Value
July 28, 2006	829,900	$1.79	$1.79	$0.00
October 27, 2006	658,000	$2.76	$2.76	$0.00
January 26, 2007	1,040,325	$3.54	$3.54	$0.00
April 26, 2007	1,380,100	$4.51	$4.51	$0.00
July 26, 2007	2,165,800	$5.60	$5.60	$0.00

During the period from July 1, 2006 to August 31, 2007, the Company increased the estimated fair value of its common stock based on contemporaneous valuations performed by VRC in recognition of the continued increases in revenues the Company achieved and the increased likelihood of completing an initial public offering during fiscal 2008. More specifically, during this period, the Company’s revenues increased every quarter, with the exception of the quarter ended March 31, 2007, which was attributable to the implementation of our software support model as discussed in the prospectus. In January 2007, the Company also began to investigate the possibility of an initial public offering and commenced discussions with potential underwriters. This resulted in the Company holding an organizational meeting in May 2007 for a proposed initial public offering. Due to the Company’s improved financial results and prospects, the discount rate applied by VRC decreased from 20% in its report dated June 30, 2006 to 10% in its report dated September 30, 2006, and the estimated fair value of the Company’s common stock increased from $1.79 at June 30, 2006 to $2.76 at September 30, 2006. In its December 31, 2006, March 31, 2007 and June 30, 2007 reports, the discount rate applied by VRC remained at 10% and the estimated fair value of the Company’s common stock increased to $3.54, $4.51 and $5.60, respectively.

***	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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The Company believes that the estimated fair values of its common stock determined by VRC are reasonable and appropriate based on the Company’s continued improvement in its operating results, the execution of its business model and its progression towards a potential initial public offering.

Results of Operations, page 42

18.	In your discussions of the results of operations, there are some instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed. For instance, your disclosures indicate that the increase in research and development expense in the first quarter of fiscal 2008 was a result of the change in the cash bonus plan from fiscal 2007 to 2008 (as well as other employee related expenses), expensed prototype equipment, and fees for consultants, among others. Additionally, we note that revenue in fiscal 2007 partially increased as a result of the impact of your new E200 systems. Revise your disclosure to provide quantification for each source that contributed to a material change in your MD&A discussion pursuant to Section III.D of SEC Release 33-6835. Additionally, please revise to include a discussion of material changes within cost of revenue for all periods presented.

In response to the Staff’s comment, the Company has revised its disclosures regarding results of operations to quantify each source that contributed to a material change in the Company’s MD&A discussion. The revised disclosure appears on pages 42 to 47 of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 1. The Company respectfully submits that all material changes within cost of revenue for all periods presented have been discussed in the “Gross Margin” subsections of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus.

Liquidity and Capital Resources, page 49

19.	Please disclose the material covenants of your financial agreements and your compliance with those covenants as of the most recent period.

In response to the Staff’s comment, the Company has revised the “Liquidity and Capital Resources” subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus and Note 6 of the Consolidated Financial Statements in the prospectus to include a description of the material covenants of the Company’s financial agreements and the Company’s compliance with those covenants as of June 30, 2007. The revised disclosures appear on pages 50 and F-20 of Amendment No. 1.

Business, page 55

20.	If you choose to present financial information about geographic areas in your financial statements instead of the Business section, Item 101(d)(2) of Regulation S-K requires a cross reference to the presentation of this data in the financial statements. Please revise.

In response to the Staff’s comment, the Company has revised the “Customers” subsection of the “Business” section of the prospectus to include a cross-reference to the disclosure regarding geographic revenue information that appears in the notes to the Company’s financial statements. The revised disclosure appears on page 66 of Amendment No. 1.

Customers, page 64

21.	Please disclose the dollar amount of backlog orders that you believe to be firm, and related matters. See Item 101(c)(1)(viii) or Regulation S-K.

The Company respectfully submits that backlog is not a meaningful indicator of the status of its business or future revenues. A substantial portion of the Company’s purchase orders do not include any shipment date, and the Company is unable to predict future shipments in any meaningful way based on purchase orders. Shipments to customers may be delayed for weeks or months based on the specific needs of each customer, including the need to prepare facilities for installation or make modifications to existing technology infrastructures. In addition, a sizable portion of our purchase orders includes conditions to product acceptance, and many of our orders may be based on cancellable written requests for shipment that do not constitute firm purchase orders. For these reasons, the Company’s orders may not constitute firm backlog, and because of the inability to predict shipment dates or satisfaction of

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conditions to acceptance, would not be a meaningful predictor of future revenue. In response to the Staff’s comment, the Company has included additional disclosure on page 67 of Amendment No. 1 relating to the nature of its backlog.

Competition, page 66

22.	Your discussion of competitive conditions in your industry does not present positive and negative factors pertaining to your specific competitive position, as required by Item 101(c)(1)(x) of Regulation S-K. Rather, your disclosure contains observations concerning competitive risks and pressures that could apply to most if not all companies. If you are unaware of your specific competitive position, or are unable to ascertain or evaluate your competitive strengths and weaknesses, please so state.

In response to the Staff’s comment, the Company has revised the “Competition” subsection of the “Business” section of the prospectus to include factors pertaining to the Company’s specific competitive position. The revised disclosure appears on page 68 of Amendment No. 1.

Intellectual Property and Proprietary Rights, page 67

23.	Please describe the duration of your intellectual property rights. See Item 101(c)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the “Intellectual Property and Proprietary Rights” subsection of the “Business” section of the prospectus to include a description of the duration of the Company’s intellectual property rights. The revised disclosure appears on page 68 of Amendment No. 1.

Management, page 69

Compensation Committee Interlocks and Insider Participation, page 75

24.	Under this heading, identify each person who served as a member of the compensation committee during the last completed fiscal year. See Item 407(e)(4)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the prospectus to identify the members of the compensation committee under the heading of “Compensation Committee Interlocks and Insider Participation.” The revised disclosure appears on page 76 of Amendment No. 1.

Compensation Discussion and Analysis, page 76

25.	Throughout this section, please disclose the elements of individual performance which you take into account in awarding executive compensation and allocating between long-term and currently paid out compensation. See Item 402(b)(2)(vii) of Regulation S-K. For example, we note that you have not provided quantitative discussion of the necessary targets to be achieved in order for your executive officers to earn their cash bonuses. Please discuss the specific items of revenue and operating results of corporate performance and individual objectives used to determine incentive amounts for fiscal 2007 as well as 2008. To the extent that you believe that you will suffer competitive harm by disclosing specific targets, please provide a comprehensive analysis and meaningful discussion of how difficult it will be for the executive or how likely it will be for 3Par to achieve the target levels. In this regard, we do not believe that the statement “… these targets are reasonable and attainable” provides sufficient disclosure to investors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

In response to the Staff’s comment, the Company has included more specific disclosure indicating that for purposes of the fiscal 2007 cash bonus plan, the targets were total revenues, net income/loss, and cash balances, and for purposes of the fiscal 2008 cash bonus plan, the targets were total revenues and net income/loss. This additional disclosure is set forth on pages 81 and 82 of Amendment No. 1. In addition, the Company has included additional explanation of the compensation committee’s analysis in establishing the amount of each of the targets as well as the likelihood that the targets will be achieved.

The Company respectfully advises the Staff that it has not included a quantitative discussion of the necessary targets to be achieved in order for its executive officers to earn their cash bonuses because disclosure of such information would result in the Company suffering competitive harm. The financial targets that the Company has established for purposes of determining the

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achievement of cash bonuses are comprised of information that is indicative of a company’s strategies, its projections and its perception of how favorably it will perform in the market. Unlike historical financial disclosures that provide information about a company’s performance to date, forward looking financial targets, such as those associated with the Company’s cash bonus plans are different in nature in that they provide a glimpse into the future performance of the Company. In an industry as competitive as the storage industry, disclosure of this information would provide the Company’s competitors with valuable information that could allow them to draw meaningful conclusions about factors determining the likelihood of the Company reaching certain future performance milestones. In addition, this information could allow competitors to conclude how aggressively the Company seeks growth, how it may accomplish such growth, and, consequently, how it can best be prevented from achieving its performance goals. For these reasons, the inclusion of a quantitative discussion of these targets could cause substantial economic harm to the Company’s competitive position, which would result in significant economic harm to the Company.

26.	Please disclose your policies regarding the adjustment or recovery of awards or payments if the relevant performance measures are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. See Item 402(b)(2)(viii) of Regulation S-K. Discuss how these policies were considered and applied to the change in accounting methods described on the top of page 80.

The Company has disclosed on page 82 of Amendment No. 1 that it does not currently have any policy regarding the adjustment or recovery of awards or payments if the relevant performance measures are restated or otherwise adjusted. With respect to the Staff’s comments relating to the change in accounting methods, the Company notes that the change in accounting methods did not constitute a restatement or adjustment of any prior period financial information based on which a bonus had been paid. The Company has revised the disclosure in the third paragraph under the heading “Cash Bonuses” in the “Compensation Discussion and Analysis” section of the prospectus on page 82 to indicate that in making bonus decisions for fiscal 2007, the Company’s board of directors considered the revenue impact of the changed accounting method and adjusted the revenue target accordingly. As indicated, the board of directors also considered that the non-revenue targets for fiscal 2007 had been met.

Role of Our Compensation Committee, page 76

27.	Please disclose whether the compensation committee has in the past exercised discretion, either to award compensation absent attainment of the relevant performance goal or to reduce the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.

In response to the Staff’s comment, in the third paragraph under the heading “Cash Bonuses” in the “Compensation Discussion and Analysis” section of the prospectus on page 82, the Company has revised the disclosure to specify that the board of directors exercised discretion to award full bonuses under the 2007 bonus plan following adjustment of the original fiscal 2007 target for total revenues.

Competitive Market Review, page 77

28.	Please disclose the comparable companies considered by the compensation committee, particularly those contained in the Menlo Ventures Survey, upon which your compensation committee appears to principally rely. See Item 402(b)(2)(xiv) of Regulation S-K.

The Company supplementally advises the Staff that the Venture Capital Salary Survey is a blind survey that does not identify to the Company or other recipients of the survey the names of the companies providing data for the survey. As disclosed on page 78 of Amendment No. 1, the Company is only advised that the survey consists of approximately 20 private, venture capital-backed technology companies based principally in the San Francisco Bay area with annual revenues of at least $40 million.

Annual Review Process, page 78

29.	Please disclose the manner in which you evaluate each executive’s equity incentive position. Discuss the benchmarks, both internal and external, which your compensation committee considers, and how the compensation committee applies these benchmarks to determine whether additional equity incentive awards are appropriate. Please disclose how your compensation committee determines that an officer is “substantially vested” and therefore eligible for an additional equity incentive award.

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In response to the Staff’s comment, the Company has provided additional disclosure concerning the benchmarks used to evaluate officers’ equity positions and when an officer is deemed “substantially vested.” The additional disclosure appears on page 80 of Amendment No. 1.

30.	Consistent with comment 25 above, please disclose the “identified targets” you describe in connection with the 2008 annual review process. Please discuss how you applied these factors in determining the actual compensation levels. Discuss the “subjective” considerations of the compensation committee in determining the 2008 elements of compensation.

In response to the Staff’s comment, the Company has specifically disclosed the “identified targets” for purposes of payment of bonuses in fiscal 2008 on page 80 of Amendment No. 1. The Company supplementally advises the Staff that these targets applied only to payment of bonuses and not to receipt of other forms of compensation. The Company has also provided additional disclosure to address the Staff’s request that it discuss how subjective considerations affect compensation committee decisions.

Base Salary, page 79

31.	Please disclose the “competitive conditions,” “individual performance,” and “overall financial results” upon which you based your 2008 base salary decisions. Please discuss this not only in the context of the chief executive officer, but for all the named executive officers.

In response to the Staff’s comments, the Company has substantially revised the discussion of base salaries, including discussions of changes in base salary for all named executive officers.

32.	You state your belief that base salaries for your executive officers are “generally within the ranges identified in the Menlo Ventures Survey.” Please address this with greater specificity in your disclosure.

In response to the Staff’s comment, the Company has provided additional disclosure indicating the range of base salaries for chief executive and chief financial officers in the Venture Capital Salary Survey data, as compared to base salaries for its chief executive officer and chief financial officer.

Cash Bonuses, page 79

33.	Please disclose the “key corporate goals, particularly annual financial goals” which you used to determine 2008 bonus levels. Similarly, please disclose how your compensation committee arrived at the specific percentage bonus levels described in the last paragraph on page 79 and on page 80.

In response to the Staff’s comment, the Company has revised the disclosure concerning cash bonuses to specify the specific financial goals triggering payments under the 2008 and 2007 bonus plans. In addition, the Company has provided additional disclosure concerning the determination of percentage bonus levels in fiscal 2007 and fiscal 2008.

Equity Based Incentives, page 80

34.	Please describe the specific analysis performed by, and the determinations of, the compensation committee in approving the stock option grants described in the chart on the bottom of page 80.

In response to the Staff’s comment, the Company has provided additional disclosure concerning the rationale for the stock option grants referenced on page 84 of Amendment No. 1.

Severance and Termination Compensation, page 82

35.	Please discuss the basis for selecting particular events as triggering payments under these provisions. See Item 402(b)(2)(xi) of Regulation S-K.

In response to the Staff’s comment, the Company has provided additional disclosure on page 85 of Amendment No. 1 discussing the basis for selecting particular events as triggering payments.

Securities and Exchange Commission Re: 3PAR Inc. September 26, 2007 Page 11	CONFIDENTIAL TREATMENT REQUESTED

Certain Relationships and Related Party Transactions, page 97

Preferred Stock Sales, page 97

36.	Please disclose here the basis on which Mr. Fong, Mr. Siegel, and Mr. Wei are each a related person. See Item 404(a)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the footnotes to include the basis on which Messrs. Fong, Siegel and Wei are each a related party to the Company. The revised disclosure appears on page 100 of Amendment No. 1.

37.	Please disclose the approximate dollar value of the related person’s interest in each transaction, computed without regard to the amount of profit or loss. See Item 404(a)(4) of Regulation S-K.

In response to the Staff’s comment, the Company has updated the footnotes to the table to indicate Messrs. Fong’s, Siegel’s and Wei’s interest in the shares purchased in the transactions. The revised disclosure appears on page 100 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 99

38.	The final line of the table should refer to executive officers, not Named Executive Officers. See Item 403(b) of
Regulation S-K.

In response to the Staff’s comment, the Company has revised the final line of the table. The revised disclosure appears on page 102 of Amendment No. 1.

39.	We note that Mr. Fong, Mr. Siegel, and Mr. Wei disclaim beneficial ownership of the listed shares. Beneficial ownership should be determined for purposes of this section in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. See Instruction 2 to Item 403(a) of Regulation S-K. Pecuniary interest is not a consideration in determining beneficial ownership for these purposes. Please revise.

In response to the Staff’s comment, the Company has revised the applicable footnotes of the table. The revised disclosure appears on page 103 of Amendment No. 1.

40.	You state in footnote 1 that Mr. Fong has shared voting and dispositive power over the shares held by the Mayfield Fund entities. Please disclose the other natural persons with whom he shares such power. See Item 403(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the footnote in the table. The revised disclosure appears on page 103 of Amendment No. 1.

41.	Please confirm that Mr. Siegel has sole voting and investment power with respect to all shares held by the Menlo Ventures entities. If that is the case, please make that statement in footnote 2. If that is not the case, please disclose all natural persons who hold voting and/or investment power over these shares.

In response to the Staff’s comment, the Company has revised the footnote in the table. The revised disclosure appears on page 103 of Amendment No. 1.

42.	Likewise, please confirm that Mr. Wei has sole voting and investment power with respect to all shares held by the Worldview Technology Partners entities. If that is the case, please make that statement in footnote 3. If that is not the case, please disclose all natural persons who hold voting and/or investment power over these shares.

In response to the Staff’s comment, the Company has revised the footnote in the table. The revised disclosure appears on page 103 of Amendment No. 1.

43.	Please explain why you have excluded unvested shares in footnote 6 but do not appear to have done so with the other beneficial owners.

Securities and Exchange Commission Re: 3PAR Inc. September 26, 2007 Page 12	CONFIDENTIAL TREATMENT REQUESTED

In response to the Staff’s comment, the Company has revised the table to include the unvested shares. The revised disclosure appears on page 102 of Amendment No. 1.

Description of Capital Stock, page 102

44.	Please describe any provisions specifying the vote required by security holders to take action. See Item 202(a)(1)(v) of Regulation S-K.

In response to the Staff’s comment, the Company has included the description of the vote required by security holders to take action. The revised disclosure appears on page 107 of Amendment No. 1.

Underwriting, page 112

45.	Please provide a brief description of the indemnification provisions. See Item 508(g) of Regulation S-K.

The Company respectfully submits that (1) the disclosure regarding the indemnification provisions is customary for underwritten offerings; (2) the indemnification provisions themselves are customary for underwritten offerings; (3) the indemnification provisions will be set forth in the underwriting agreement, which will be filed as an exhibit to Registration Statement and will therefore be publicly available to investors; and (4) the disclosure contained on page 118 of Amendment No. 1, together with the exhibit, therefore satisfies the requirements of Item 508(g) of Regulation S-K.

46.	Please identify the underwriters that intend to sell to discretionary accounts. See Item 508(j) of Regulation S-K.

The Company supplementally advises the Staff that the underwriters have advised the Company that none of the underwriters intend to sell to discretionary accounts.

47.	On page 112, you state “If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.” Please disclose the circumstances under which the representatives may vary the offering price and other selling terms, and disclose the resulting filing and other obligations under federal securities laws.

The Company respectfully submits that the underwriting agreement, which will be filed as an exhibit to the Registration Statement, provides that the underwriters propose to offer the shares to the public upon the terms and conditions set forth in the prospectus. The prospectus contemplates that the underwriters will offer the shares to the public at the public offering price set forth on the cover page of the prospectus and upon the terms and conditions set forth therein. However, if the underwriters are unable to sell all of the shares offered for sale to the public on those terms and conditions, the “Underwriting” section of the prospectus provides that the underwriters may change the offering price and other selling terms to the extent necessary to complete the public offering of the shares. For example, if the trading price of the Company’s common stock were to fall below the public offering price set forth on the cover page of the prospectus due to market conditions, the underwriters could sell the shares to the public at a price lower than the public offering price set forth on the cover page of the prospectus. In this circumstance, the Company would still be paid for the shares by the underwriters based on the price set forth on the cover page of the prospectus, less the underwriting discount. Because the offering is a firm commitment underwriting, the net proceeds to the Company will not be affected by the price at which the shares are actually sold to investors.

48.	In your discussion of naked syndicate short positions, please disclose the circumstances under which the underwriters might become concerned about downward pressure on the price of the common stock in the open market following pricing. An investor should clearly understand why the representatives, upon anticipating a potential price drop following the offering, might respond by selling even more shares at the offer price. As this is your initial public offering, please also revise this sentence to clarify that the underwriters might become concerned about downward pressure on the price of the common stock in the open market after the offering, as opposed to the pricing.

In response to the last sentence of the Staff’s comment, the Company has revised the disclosure on page 116 of the prospectus to clarify that the underwriters might become concerned about downward pressure on the price of the common stock in the open market after the offering, as opposed to the pricing. In response to the first two sentences of the Staff’s comment, the Company respectfully submits that there is a wide variety of circumstances under which the underwriters might become concerned about downward pressure on the price of the common stock in the open market after the offering, from the release of negative economic data

Securities and Exchange Commission Re: 3PAR Inc. September 26, 2007 Page 13	CONFIDENTIAL TREATMENT REQUESTED

to a terrorist attack or other sociopolitical unrest. It would be impossible to disclose all of these circumstances, and disclosing only a subset of these circumstances would ascribe undue prominence to them and could be misleading to investors. The Company respectfully submits that the disclosure regarding naked short positions is customary for underwritten offerings and satisfies the requirements of Item 508(l) of Regulation S-K and follows the guidance the Staff published in Current Issues and Rulemaking Projects (Nov. 14, 2000).

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

49.	We note from you disclosures on page F-12 that during March 2007, revenue for multiple-element arrangements bundled with post-contract support (PCS) was recognized ratably, as vendor specific objective evidence (VSOE) did not exist for your new software support model. We also note from your disclosures that such revenue is being classified as product revenue. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X, you should amend your presentation to include a separate revenue, and related cost of revenue, line item for bundled arrangements that are not separable because of the absence of VSOE for the undelivered element. You should also include a footnote description to inform investors of the nature of the additional line item. Please revise or tell us why such revision is not necessary.

The Company considered the guidance under Rule 5-03(b)(1) in determining whether to present a separate line item for revenue from bundled arrangements arising from transactions recognized in March 2007 that are not separable because of the absence of VSOE of fair value for the undelivered element. The Company notes that Rule 5-03 states that if income is derived from more than one of the sub captions described under Rule 5-03(b)(1), each class which is not more than 10 percent of the sum of the items may be combined with another class. Accordingly, the Company concluded that a separate line item is not required because the amount involved represents only those bundled transactions in March 2007 and is less than 4% of total revenue in fiscal 2007. Further, there were no such transactions prior to fiscal 2007 and the Company does not currently anticipate any significant transactions requiring ratable product and service revenue recognition in fiscal 2008 or thereafter. The Company has classified the revenue for these bundled arrangements as product revenue because of the relative ratio of product revenue to service revenue within these bundled transactions. More specifically, the Company believes that the substantial majority of the arrangement fee for these transactions relates to products. Accordingly, the Company respectfully submits that it is appropriate to include such revenue in product revenue and the related cost in cost of product revenue.

Note 2. Summary of Significant Accounting Policies, page F-7

Concentration of Credit Risk, page F-9

50.	We note in your disclosure that for the twelve months ended March 31, 2006 and March 31, 2005 and for the three months ended June 30, 2007, certain customers accounted for greater than 10% of the Company’s revenues. Please revise your disclosure to include the name of the customer(s) and if the loss of such customer would have a material adverse effect on the Company pursuant to Item 101(c)(1)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company has amended our disclosure on page F-9 of the prospectus to include a statement that the loss of any of these customers could have a material adverse effect on the Company’s results of operations and cash flows. In addition, the Company has amended page 65 of the “Business” section of the prospectus to include the names of such customers pursuant to Item 101 (c)(1)(vii) of Regulation S-K.

Revenue Recognition, page F-11

51.	We note in your discussion of risk factors on page 7 that many orders received contain customer acceptance provisions, which may delay revenue recognition. Please revise your disclosure to clarify your accounting policy for customer acceptance provisions. Refer to the guidance in paragraph 20 of SOP 97-2 and TPA 5100.67.

In response to the Staff’s comment, the Company has revised its accounting policy relating to revenue recognition that appears in the prospectus to include a description of its accounting policy for transactions with customer acceptance provisions. The revised disclosure appears on page F-12 of Amendment No. 1. The Company supplementally advises the Staff that its arrangements with acceptance criteria typically state that acceptance shall be deemed to have occurred 30 days following installation of the product. Pursuant to paragraph 20 of SOP 97-2, for transactions with acceptance provisions, revenue is not recognized until the earlier of receipt of written acceptance from the customer or the lapse of the acceptance period stated in the arrangement, provided that the

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remaining revenue recognition criteria are satisfied. In determining its accounting policy for transactions with customer acceptance provisions the Company also considered the criteria in TPA 5100.67 and notes that (1) the acceptance provisions are specific to the individual customer, (2) the length of the acceptance period is typically 30 days but may vary by customer and (3) the Company generally does not have any prior experience with a specific customer in situations where the transaction requires customer acceptance.

52.	We note from your disclosures on page 12 that in certain instances, your resellers provide post-sales support on your behalf. We also note that you have agreements with authorized service providers that deliver an initial level of customer support and provide installation and delivery of your products. Does the Company recognize any revenue for services performed by these resellers or authorized providers? If so, please tell us whether you record revenue earned under these arrangements on a gross or net basis and provide the reasons for your conclusions. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

In response to the Staff’s comment, the Company supplementally advises the Staff that, while it has customer support personnel located in various geographies around the world, there are certain geographies where it does not employ customer support personnel. In such geographies it has trained and certified its resellers so that they can market and sell support (following the Company’s change in service offering in March 2007) and warranty directly to purchasers of its products. In these cases the transaction is between the reseller and the end customer and the Company does not record any revenue for such transactions. Because the Company’s resellers are not acting as an agent of the Company and because the Company does not recognize any revenue relating to the support and warranty services the resellers sell to end customers, the Company has concluded that the factors in paragraphs 7-17 of EITF 99-19 are not applicable to these transactions.

The Company also has agreements with authorized service providers that do not sell its products or support services. The Company utilizes these authorized service providers to install its products on its behalf and compensate them for their services. Such costs are included in cost of revenue when the Company recognizes the related revenue. The Company also uses these authorized service providers to provide on its behalf on-site hardware replacement during the warranty period or during any subsequent period for which a customer has purchased an extended hardware warranty. The Company estimates its warranty costs, including costs associated with its use of third-party authorized service providers, and records such costs as a cost of revenue when it recognizes the related revenue. The Company recognizes revenue related to premium and extended warranties ratably over the term of such warranties and the related costs, including costs associated with its use of third-party authorized service providers, are expensed as incurred. Based on the nature of these transactions the Company does not believe that the factors in paragraphs 7-17 of EITF 99-19 are applicable.

53.	We note on page F-11 that in March 2007 you changed your warranty and support offerings “in anticipation of evolving customer requirements for software support.” Given that you disclose your software is more than incidental to your hardware products pursuant to SOP 97-2, please clarify why your basic, premium and/or extended warranty services were not previously considered to be PCS. In this regard, besides bug fixes, tell us specifically whether you provided any other services (e.g. telephone support) for each type of warranty. In your response, please address your consideration for paragraphs 59 and 61 of SOP 97-2.

The Company, from inception until March 2007, offered a product warranty that included both hardware and software components. The basic warranty for hardware provided for replacement of defective parts for a three-year period and the warranty for software was limited to “software bug fixes” for the same period. The software warranty did not include the right to receive software upgrades or enhancements as defined in SOP 97-2.

As part of the administration and provision of warranty services, the Company provided telephone support to its customers. However, such telephone support was limited to hardware failures and, with respect to the software, non-conformance with product specifications. Based on the guidance in Paragraph 31 of SOP 97-2 and TPA 5100.43, the Company concluded that the services offered were not PCS because these services were limited to warranty of non-conforming product. Accordingly, the Company concluded that the provisions of paragraphs 59 and 61 were not applicable, rather, the Company accounted for the cost of warranty in conformity with TPA 5100.43 and FASB Statement No. 5.

In addition to the basic warranty described above, the Company offered to customers a premium hardware warranty that provided a faster on-site response time for replacement of defective hardware. This premium warranty applied only to hardware and required the payment of incremental fees. All customers were entitled to the same level of telephone support for software non-

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conformance issues irrespective of whether they chose to purchase a premium warranty and the response time for such telephone support was not effected by the type of hardware warranty purchased (i.e., basic versus premium). The Company continues to account for the incremental price charged for the premium hardware warranty ratably over the warranty period in conformity with FASB Technical Bulletin 90-1.

54.	We also note in your disclosure that for multiple element arrangements that include PCS, VSOE of fair value for maintenance was established based upon stated renewal rates during the first quarter of fiscal 2008. Tell us why you believe VSOE of fair value for such support is considered substantive. In your response, tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2 and provide us with the range of typical renewal rates that are stated in your contracts and confirm, if true, that the stated renewal rate in your contracts will not change prior to being sold separately to your respective customers. Additionally, please provide us with the facts and circumstances that led to the Company establishing VSOE in the first quarter of fiscal 2008 rather than in the month of March 2007.

In determining the existence of VSOE, the Company considered the guidance in both paragraphs 10 and 57 of SOP 97-2. As the Company has not sold PCS on a stand alone basis, the Company has not established VSOE using the guidance in paragraph 10 of SOP 97-2. Paragraph 57 indicates that the fair value of PCS should be determined by reference to the price the customer will be required to pay when the PCS is sold separately (that is, the renewal rate). Accordingly, we established VSOE for our PCS based on the stated renewal rates included within the arrangement for each customer.

For most of its transactions in the three months ended June 30, 2007, the Company’s arrangements included one year of PCS bundled with the transaction and a stated PCS renewal rate for year two. The Company concluded that the VSOE of fair value for PCS bundled in the arrangement is substantive because (1) the pricing is based on the year two renewal rate, (2) the Company’s pricing is consistent across its customer base within each geographic region, (3) the renewal rate stated within the arrangement is a formal commitment to the customer and (4) as the Company hereby confirms the price will not change before renewals are sold separately to its customers.

The Company reached a decision to change its support services offering in March of 2007. However, the implementation of the new support offering, including announcement to and the inclusion of stated renewal rates within the arrangements with its customers, took several weeks to implement and was not in place until April 2007. In addition, the majority of the Company’s March shipments were related to purchase orders received prior to the implementation of the new support model and such transactions did not include a stated PCS renewal rate within the arrangement. The Company submits that because it had reached a definitive decision in March 2007 to change its service offering for all customers, it was not appropriate to recognize revenue on the March 2007 transactions other than on a ratable basis because it did not have VSOE of fair value of the implied PCS for these transactions. The Company applied the guidance in paragraph 12 of SOP 97-2 and is recognizing the entire arrangement fee for the March 2007 transactions ratably over the support period for those arrangements that include PCS. The Company established VSOE of fair value of its PCS during the first quarter of fiscal 2008 using stated renewal rates within the arrangement, and therefore submits that such VSOE of fair value cannot be applied to the March 2007 transactions since such transactions did not include stated renewal rates within the arrangement.

55.	We note that during the first quarter of fiscal 2008 in which you established VSOE of fair value of software support, you disclose that you sell a significant portion of your software support with a one-year term. For arrangements with an initial bundled PCS term that is greater than one-year, clarify the length of initial PCS terms you offer and whether you have established VSOE for such bundled PCS. If you have established VSOE for initial PCS periods greater than one year, tell us why you believe your establishment of VSOE of such PCS is substantive. In this regard, tell us how you considered the economic life of the software in relation to the period of post-contract support. We refer you to TPA 5100.54, by analogy.

At the time a system is purchased, the Company offers its customers bundled PCS terms ranging from one to three years. On a very infrequent basis, the Company may also offer a four or five-year bundled PCS term. As noted in its response to comment 54 above, the Company established VSOE of the fair value of PCS based on the stated renewal rate included within the arrangement. For arrangements with initial PCS terms beyond one year (i.e., two years or more), the Company has concluded that the stated renewal rate for the year following expiration of the initial PCS term is substantive because the stated renewal rate for transactions with initial PCS terms of more than one year is equivalent to the year two stated renewal rate for transactions with initial PCS terms of one year. The Company has determined its pricing for transactions with multi-year initial PCS terms by multiplying the year two stated renewal rate by the number of years included within the initial arrangement (i.e., two years or more) in accordance with TPA 5100.52.

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The Company considered TPA 5100.54 as it relates to the point in the economic life of its product in which the PCS renewal occurs. Because all of the Company’s renewal rates are equivalent to the year two stated renewal rate, which it has determined is substantive, and because the year two renewal is in the early part of the economic life of its product, the Company has concluded that its PCS renewal rates, irrespective of the initial PCS term, are substantive.

56.	We note on page F-11 that you recognize revenue associated with the sale of products upon delivery or installation. Please provide your analysis regarding whether or not you deem the installation services essential to the functionality of the hardware pursuant to paragraphs 63 to 71 of SOP 97-2. Additionally, please tell us if you have established VSOE for installation services and if so, tell us how you established VSOE for such services. In addition, please quantify revenue from installation services for all periods presented.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company recognizes revenue upon delivery only for transactions with resellers where the reseller has responsibility for installation. For transactions where the Company is responsible for installation, revenue is not recognized until installation is complete.

Although the installation process is relatively simple, in order to ensure a high level of customer satisfaction the Company has required installation to be performed by Company personnel, its authorized service providers or certified resellers. Further, installation services do not involve significant production, modification or customization of the software and are not essential to the functionality of the product. More specifically installation services typically take approximately four hours and are generally completed within a few days of product delivery.

The Company has not established VSOE for installation services as they are included in the bundled product offering. Consequently, the Company does not recognize revenue until the installation has been completed and PCS is the only undelivered element.

In response to the Staff’s comment, the Company has revised the description of its revenue recognition policy in the prospectus in order to clarify the timing of revenue recognition in accordance with paragraph 12 of SOP 97-2. The revised disclosure appears on page F-12 of Amendment No. 1.

57.	We note that a number of your contracts are with government agencies. Please tell us how you considered the guidance of paragraphs 32 and 33 of SOP 97-2 in accounting for fiscal funding clauses included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and product you provide, such as PCS.

In response to the Staff’s comment, the Company supplementally advises the Staff that there are no fiscal funding clauses or any government contract contingencies included in its existing agreements pursuant to which it sells to government end customers through its resellers. Historically, the Company has sold products to United States government agencies through third-party resellers. The Company recently established a wholly owned subsidiary through which it intends to sell directly to more entities and agencies within the United States government and state and local governments.

Note 10. Share Based Payments, page F-27

58.	Revise your disclosure to include the pro forma disclosure information in tabular format required under paragraph 84 of SFAS 123(R) for all periods presented prior to the adoption of SFAS 123(R). Note that under paragraph 85 of SFAS 123(R), such disclosure is not necessary for outstanding awards in periods subsequent to the adoption of SFAS 123(R) for non-public companies that used the minimum value method for pro forma disclosure purposes and are continuing to account for such awards under the intrinsic value method of APB 25.

In response to the Staff’s comment, the Company respectfully submits that it has applied the guidance in paragraph 85 of SFAS 123(R) that states that a nonpublic entity that used the minimum value method for pro forma disclosure purposes under the original provisions of Statement 123 shall not continue to provide those pro forma disclosures for outstanding awards accounted for under the intrinsic value method of Opinion 25. The Company believes that this guidance was reaffirmed in the June 20, 2006 SEC Regulations Committee Meeting. The Company refers the Staff to the disclosure under the heading “Stock Based Compensation” on page F-30 of the prospectus regarding the Company’s use of the minimum value method for pro forma disclosure purposes for options granted to employees prior to its adoption of SFAS 123(R).

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59.	Please revise your disclosure to include the required disclosures under paragraph A240(c)(1) (weighed average grant date fair value of options granted for each year presented) and A240(h) of SFAS 123(R).

In response to the Staff’s comment, the Company respectfully submits that for purposes of the pro forma disclosures required under SFAS 123, the Company used the minimum value method. As such, pursuant to paragraph 85 of SFAS 123(R), the Company believes it is precluded from disclosing the fair value of awards granted for periods prior to the adoption of SFAS 123(R) (i.e., fiscal 2005 and fiscal 2006.)

Pursuant to the requirements of paragraph A240(h), the Company has revised its disclosure on page F-30 of Amendment No. 1 to indicate the total unrecognized compensation cost as of June 30, 2007 and the weighted average period over which it is expected to be recognized.

60.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:

•	the nature and type of stock option or other equity related transaction;
•	the date of grant/issuance;
•	description/name of option or equity holder;
•	the reason for the grant or equity related issuance;
•	the number of options or equity instruments granted or issued;
•	the exercise price or conversion price;
•	the fair value of underlying shares of common stock;
•	adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
•	the total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures;
•	the amount and timing of expense recognition; and
•	indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.).

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

In response to the Staff’s comment, the Company supplementally provides the Staff under separate cover with the information requested in chronological order for stock option grants and other equity-related transactions for the 12-month period preceding the most recent balance sheet date and through August 31, 2007. The Company will continue to provide the Staff with updates to the requested information through the effective date of the Registration Statement.

61.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your common stock.

In response to the Staff’s comment, the Company supplementally advises the Staff that, as indicated in the Company’s response to comment 14 above, it has not yet determined the range for the proposed initial public offering price. The Company supplementally advises the Staff that, based on discussions between the Company and its underwriters, the Company currently anticipates a price range of [***] in the initial public offering. The Company first initiated discussions with its underwriters in January 2007 and the underwriters first communicated their estimated price range and amount for the Company’s common stock in September 2007.

Note 11. Commitments, page F-31

62.	We note you disclose non-cancelable purchase commitments with your third-party contract manufacturers as of March 31, 2007. Revise your disclosure to also include your commitment as of June 30, 2007 pursuant to Rule 10-01(a)(5) of Regulation S-X.

In response to the Staff’s comment, the Company has revised Note 11 to the Consolidated Financial Statements to include non-cancelable purchase commitments as of June 30, 2007. The revised disclosure appears on page F-32 of Amendment No. 1.

***	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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63.	We note in your risk factors on page 14 that the Company is subject to environmental laws, specifically in Europe, that limit the use of certain hazardous substances in electrical and electronic equipment (i.e. RoHS materials). Tell us the amount of costs incurred (if any), as well as the amount reserved in inventory and/or accrued in purchase commitments for all periods presented. If material, please tell us how you considered the disclosure requirements of SOP 96-1 for costs incurred or costs expected to be incurred related to such regulations.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company has not incurred any significant costs associated with compliance related to environmental laws, including RoHS. The Company also does not expect to incur material costs related to such regulations in the foreseeable future.

Part II – Item 15. Recent Sales of Unregistered Securities, page II-2

64.	Item 701 of Regulation S-K requires you to name the persons or identify the class of persons to whom you sold securities. With respect to the Series C and Series B-1 preferred stock offerings, please tell us whether the purchasers were accredited or sophisticated for purposes of Section 4(2) of the Securities Act of 1933 and/or Rule 506.

In response to the Staff’s comment, the Company has revised the disclosure to state that the purchasers of the Series C and Series B-1 preferred stock offerings were accredited. The revised disclosure appears on page II-2 of Amendment No. 1.

Exhibits

65.	Please tell us your analysis as to why your recently announced agreement with Network Appliance Inc. is not a material contract. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company supplementally advises the Staff that the recently announced agreement with Network Appliance Inc., or NetApp, is a joint agreement with terms that are substantially similar to the agreements that the Company has entered into with each of the companies with which it has developed alliances. As described on page 64 of the prospectus under the “Alliances” subsection of the “Business” section, the terms of these joint agreements cover interoperability testing and certification, cooperative support and cooperative development, marketing and sales. In addition, consistent with the other joint agreements with the Company’s alliances, the agreement with NetApp is not a revenue-generating agreement, is terminable by either party for any reason or no reason with 90 days prior written notice and does not include any material obligations for either party. For these reasons, the Company does not believe that the agreement with NetApp is a material contract.

66.	Please also tell us your analysis as to why the warrant agreements are not material contracts under Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has determined that its warrant agreements with Gold Hill Venture Lending 03, LP and Silicon Valley Bank are material contracts under Item 601(b)(10) and has filed each of those agreements as Exhibits 10.21 and 10.22 to Amendment No. 1.

Supplemental Comment

67.	Supplemental comment provided by the Staff via telephone call relating to the risk factor with the caption, “Our operating results may fluctuate significantly, which makes our future operating results difficult to predict. If our operating results fall below expectations, the price of our common stock could decline.”

In response to the Staff’s comment, we have revised the risk factor as requested. The revised disclosure appears on pages 7 and 8 of Amendment No. 1.

* * * * *

Securities and Exchange Commission Re: 3PAR Inc. September 26, 2007 Page 19	CONFIDENTIAL TREATMENT REQUESTED

Pursuant to Rule 472, Amendment No. 1 is filed herewith in response to the Staff’s Comments.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650/565-3836) or Robert Latta (650/320-4646) or Robert Kornegay (650/320-4533). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Messrs. Latta and Kornegay at 650/493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Lance E. Brady

Lance E. Brady

cc:	David C. Scott
Adriel Lares
Alastair Short
Ricardo E. Velez